Exhibit I

Capital Clean Energy Carriers Corp. Announces Implementation of Dividend Reinvestment Plan

ATHENS, GREECE, June 10, 2025 – Capital Clean Energy Carriers Corp. (NASDAQ:CCEC) (the “Company” or “our”) today announced that it has implemented a Dividend Reinvestment Plan (the “Plan”) to provide our shareholders with a convenient and economical way to reinvest cash dividends to purchase our common shares.

The Plan is open to existing shareholders of the Company and investors who become shareholders of the Company in the future outside of the Plan. Participants in the Plan may:

•	Automatically reinvest cash dividends on all or less than all common shares registered in their names and continue to receive cash dividends on the remaining common shares.

•	Receive cash dividends on all common shares, including those held in the Plan.

•	Deposit shares for safekeeping with Computershare Trust Company, N.A. (“Computershare”).

•	Transfer common shares or make gifts of common shares.

Shareholders who decide not to participate in the Plan will receive cash dividends, as declared and paid in the usual manner.

Existing shareholders of the Company are either (i) “record owners” who own common shares in your own name or (ii) “beneficial owners” who own common shares that are registered in a name other than your own name (for example, the shares are held in the name of a broker, bank or other nominee). A record owner may participate directly in the Plan by going to www.computershare.com/investor and following the instructions provided, or by sending a completed enrollment form to Computershare. If you are a beneficial owner, however, you will either have to become a record owner by having one or more common shares transferred into your name with Computershare or coordinate your participation through the broker, bank or other nominee in whose name your common shares are held.

The Plan will be administered through the Company’s transfer agent, Computershare. Computershare will purchase common shares for the Plan directly from the Company as newly issued shares, as described in the Plan. You will not know the price of the common shares you are purchasing under the Plan at the time you authorize the investment or elect to have your distributions reinvested.

Shareholders and other persons may obtain a copy of the Plan prospectus and the enrollment form by contacting Computershare at 1-800-522-6645 or visiting Computershare’s website at www.computershare.com/investor. All shareholders considering enrollment in the Plan should carefully review the terms of the Plan and consult with their advisors as to the implications of enrollment in the Plan.

The preceding description is a summary of the key attributes of the Plan. The terms of the plan are set out in the Company’s effective registration statement on Form F-3 filed with the Securities and Exchange Commission on June 10, 2025 (file number: 333-287895). Shareholders should carefully read the complete text of the Plan before making any decisions regarding their participation in the Plan.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any common shares or any other securities, nor will there be any sale of common shares or any other securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is one of the world’s leading platforms of gas carriage solutions with a focus on energy transition. CCEC’s in-the-water fleet includes 15 high specification vessels, including 12 latest generation LNG/Cs and three legacy Neo-Panamax container vessels. In addition, CCEC’s under-construction fleet includes six additional latest generation LNG/Cs, six dual-fuel medium gas carriers and four handy LCO2/multi-gas carriers, to be delivered between the first quarter of 2026 and the third quarter of 2027.

For more information about the Company, please visit: www.capitalcleanenergycarriers.com

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, statements related to the Plan, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report filed with the SEC on Form 20-F for the year ended December 31, 2024, filed on April 17, 2025. Unless required by law, CCEC expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CCEC does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

Contact Details:

Investor Relations / Media

Brian Gallagher

EVP Investor Relations

Tel. +44-(770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: ccec@capitallink.com